Exhibit 99.1

For further information:

George Relan

Vice President of Corporate Development

(518) 533-2220

grelan@mechtech.com

MTI REPORTS SECOND QUARTER 2008 RESULTS

- Business and technical advances -

Albany, N.Y., August 14, 2008 -- Mechanical Technology, Incorporated (“MTI”) (NASDAQ: MKTY), a company primarily engaged in the development and commercialization of Mobion® off-the-grid portable power solutions through its subsidiary MTI MicroFuel Cells Inc. (“MTI Micro”) and in the design, manufacture, and sale of test and measurement instruments and systems through its subsidiary MTI Instruments, Inc. (“MTI Instruments”), today announced its financial results for the quarter ended June 30, 2008.

In connection with second quarter results, Peng Lim, Chairman and CEO of MTI commented, “At MTI Micro, we signed agreements with two consumer electronics OEMs – NeoSolar and a global Japanese consumer electronics company – an achievement that, based on public announcements, has not been matched by any other company in the micro fuel cell industry. In preparation for the anticipated commercialization of Mobion? in the second half of 2009, we continued to expand our global operations by setting up a representative office in China to develop relationships with manufacturers and low-cost component suppliers, and we received further funding from the Department of Energy for the development of manufacturing techniques for our Mobion? platform. MTI Micro also achieved important life testing metrics, and unveiled a GPS prototype capable of providing three times as much energy as GPS devices powered by four disposable AA batteries. At MTI Instruments, as a result of soft global economic conditions, we are now projecting a sales decrease of between 10 to 15% for the year; however, with a clear focus on the future, we continue to work on new product introductions and marketing efforts to position MTI Instruments for increased sales when general economic conditions improve. In the second quarter, we unveiled the PV1000, a thickness measurement system for the rapidly growing solar industry. The PV1000 can be incorporated into solar cell production lines to help manufacturers quickly determine quality control issues, saving them time and money.”

Recent Developments

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July 11, 2008 – MTI Micro announced that it achieved 2,700 hours of continuous operation with a Mobion® laboratory cell — the building block of the Mobion® chip and systems. In addition to the 2,700 hours of continuous run-time, MTI Micro’s Mobion® test successfully demonstrated a significant achievement by showing power degradation of less than 15%.

This test remains ongoing and as of today, the Mobion® laboratory cell has reached more than 3,300 hours of continuous run time.

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July 9, 2008 – MTI Micro and NeoSolar, a Korean manufacturer of portable digital devices and energy products, announced that they entered into an agreement for the development of Mobion® fuel cell technology for use in future models of NeoSolar portable digital devices, including ultra mobile portable computers. Both MTI Micro and NeoSolar will work together to develop, test, and evaluate Mobion® prototypes for their integration with a number of NeoSolar products that could lead to the use of external Mobion® power sources like chargers, snap-on attachments, and embedded Mobion® power sources for integration into various digital products.

This is MTI Micro’s third consumer electronics OEM engagement in less than a year, following its collaboration agreement with Samsung Electronics in October 2007 and its development agreement with a global Japanese consumer electronics OEM in May 2008.

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July 3, 2008 – MTI announced that due to current market conditions, it filed an amendment to its registration statement on Form S-1, previously filed on May 22, 2008, with the U.S. Securities and Exchange Commission converting its proposed public offering to units consisting of convertible senior notes and warrants to purchase shares of MTI common stock from units consisting of shares of common stock and warrants to purchase shares of common stock. This public offering is ongoing.

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June 5, 2008 – MTI Micro announced the expansion of its operations into China with the opening of a new representative office in Shanghai. The new office will facilitate MTI Micro’s efforts to develop relationships with manufacturers and low-cost component suppliers in China. The opening of the representative office in China follows MTI Micro’s appointment of new business representatives in Korea and Japan. In addition, the China office will also work to develop new partnerships and help strengthen existing OEM relationships.

•	June 4, 2008 – MTI announced that it regained compliance with the $1.00 minimum bid price requirement set forth by The Nasdaq Global Stock Market.
•	May 22, 2008 – MTI announced the election of Chief Executive Officer, Peng Lim, to the position of Chairman of the Board.
•	May 15, 2008 – MTI’s stockholders approved a reverse split of MTI’s issued common stock in the ratio of one share of new common stock for every eight shares of old common stock.
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May 12, 2008 – MTI Micro announced that the United States Department of Energy authorized the release of an additional $325,000 under its cost-shared program with MTI Micro, bringing its committed funding for 2008 to an aggregate of $825,000. The program is designed to support the development of manufacturing techniques and the optimization of the Mobion( technology platform.

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May 7, 2008 – MTI Micro announced that it entered into an agreement with a global Japanese consumer electronics company which develops products utilizing advanced optical and digital technologies, including digital cameras, to evaluate the feasibility, development and production of Mobion( products.

MTI Micro announced one week later, on May 12, 2008, that it had delivered a Mobion® power source prototype under this development agreement.

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May 2, 2008 – MTI Micro unveiled a new embedded Mobion( micro fuel cell prototype design for handheld global positioning system (“GPS”) devices at the tenth Annual International Small Fuel Cells Conference in Atlanta, Georgia. The new Mobion( powered GPS prototype provides three times as much energy as GPS devices powered by four disposable AA batteries and, on a model with a large, full-color screen, generates up to 60 hours of continuous power.

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April 30, 2008 – MTI announced that the United States Department of Transportation issued a final ruling that will permit passengers and crew to carry methanol fuel cell cartridges and fuel cell systems designed for portable electronic devices on board airplanes in carry-on baggage. The effective date of the ruling is October 1, 2008.

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April 2, 2008 – MTI Instruments unveiled the PV1000, a thickness measurement system for the solar cell production industry. The PV1000, designed to be incorporated into solar cell production lines to quickly determine quality control issues, addresses a critical need for solar cell manufacturers around the world who are experiencing a growth in demand and need to manufacture high volumes of solar cells for mass consumption.

Second Quarter Financial Results

Revenue for the three months ended June 30, 2008 decreased 22.8% to $2.0 million compared to revenue of $2.6 million for the same period in 2007. Second quarter revenue included $1.7 million in product revenue from MTI Instruments and $309,000 in funded Research and Development (“R&D”) revenue from MTI Micro. During the second quarter of 2008, product revenue decreased $555,000, or 24.4%, reflecting sales decreases in MTI Instruments’ general gauging and aviation product lines – partially offset by smaller sales increases in semiconductor products. Funded R&D revenue decreased $44,000, or 12.5%, reflecting a revenue increase from MTI Micro’s contract with the DOE of $166,000 which was more than offset by revenue decreases of $210,000 attributable to the conclusion of a strategic alliance agreement and a contract in 2007.

As a result of general global economic conditions, including weaker than expected demand in Japan for photolithography equipment, slower than expected dimensional gauging sales, reduced sales demand within the commercial aviation industry, and the deferral of certain orders under our existing U.S. Air Force contracts, our test and measurement instrumentation business is no longer expected to generate double-digit sales growth in 2008. Based upon current global market conditions, we estimate that the

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test and measurement instrumentation business will experience a sales decrease of around 10 to 15% for fiscal year 2008 compared to 2007.

Net loss for the three months ended June 30, 2008 was $3.3 million, or $(0.69) per diluted share, compared with a net loss of $2.5 million, or $(0.52) per diluted share for the same period in 2007. Net loss for the second quarter of 2008 compared to 2007 includes decreases in gross margins on product sales, decreases in funded R&D revenue, cost savings in R&D spending, decreases in selling, general and administrative expenses, a decrease in gain on derivatives, gains on the sale of securities available for sale, and a decrease in the income effects of minority interest stockholders.

We are currently implementing a series of strategic cost reduction efforts throughout the organization with a goal to reduce our monthly consolidated cash burn by the beginning of our fourth quarter 2008. These cost reductions will be accomplished through numerous initiatives, including the elimination of certain non-core functions, outsourcing certain activities, and the deferral of non-critical capital expenditures.

Cash flows: For the three months ended June 30, 2008, cash used in operations increased by 13.8% to $3.6 million compared to $3.1 million in 2007, while cash used for capital expenditures decreased to $83,000 from $190,000 in 2007.

See the attached financial highlights for the Company’s second quarter ended June 30, 2008.

Conference Call Information

Mechanical Technology, Incorporated will not host a conference call and webcast today. If you have any questions, please call George Relan, Vice President of Corporate Development, at (518) 533-2220.

About MTI

MTI is primarily engaged in the development and commercialization of Mobion® off-the-grid portable power solutions through its subsidiary MTI MicroFuel Cells Inc. (“MTI Micro”). MTI Micro has a team of entrepreneurial business executives, researchers and scientists; a proprietary direct methanol micro fuel cell power system and a number of system prototypes demonstrating size reductions and performance improvements; and related intellectual property. MTI Micro has received government funding and developed strategic partnerships to facilitate efforts to achieve commercialization. MTI is also engaged in the design, manufacture, and sale of test and measurement instruments and systems through its subsidiary MTI Instruments, Inc. For more information about the Company, please visit www.mechtech.com.

(Financial Table Attached)

Statements in this press release which are not historical fact, including statements regarding management’s intentions, hopes, goals, beliefs, expectations, projections, plans, anticipation, outlook or predictions of the

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future, are forward looking statements. Such statements include, among others, MTI’s need to raise additional funding; MTI’s history of recurring net losses and the risk of continued net losses; MTI’s independent auditors raising substantial concern about its ability to continue as a going concern; the dependence of MTI Instruments on a small number of customers and potential loss of government funding; risks related to developing Mobion® direct methanol fuel cells and whether MTI Micro will ever successfully develop reliable and commercially viable Mobion® fuel cell solutions; MTI Micro’s plans under development agreements with its Korean partner, NeoSolar, and the global Japanese consumer electronics company; MTI’s, MTI Micro’s and MTI Instruments’ future business prospects, technology and performance; the market potential for MTI Micro’s Mobion® fuel cells; the significance of any contracts or grants that MTI Micro received or may receive including future funding from the DOE; the importance of and benefits from a developmental pilot production line; the ability of MTI Micro or its business representatives to develop key relationships with OEM decision makers, foster business development, or sell and support fuel cell systems to customers; the importance of any demonstrations of Mobion® powered sensors and the evaluation of and potential submission of proposals for military programs; MTI Micro’s and MTI Instruments’ ability to meet their respective stated milestones on time, if at all; and MTI’s, MTI Micro’s and MTI Instruments’ ability to increase or maintain sales in commercial, military and other governmental markets. All forward-looking statements are made as of today, and MTI disclaims any duty to update such statements. It is important to note that MTI’s actual results could differ materially from those projected in forward-looking statements. Factors that could cause the anticipated results not to occur include, among others, risks related to financing; uncertainties in development, manufacturing, competition and consumer demand for Mobion® power sources; Duracell’s ability to terminate its agreements with MTI Micro prior to commercialization of Mobion® power sources; and the risk factors listed from time to time in the Company’s SEC reports, including, but not limited to, its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

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Financial Highlights

Balance Sheet Data:

(Dollars in Thousands)
	December 31, 2007	June 30, 2008
	(Audited)	(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$7,650	$2,370
Securities available for sale	4,492	1,658
Accounts receivable	1,369	1,043
Inventories, net	1,373	1,666
Prepaid expenses and other current assets	329	871
Total Current Assets	15,213	7,608

Long Term Assets:
Property, plant and equipment, net	2,159	1,913
Deferred income taxes	1,344	389
Total Assets	$18,716	$9,910

Liabilities and Stockholders’ Equity

Current Liabilities:
Accounts payable	$ 273	$ 606
Accrued liabilities	2,121	2,189
Deferred revenue	117	—
Income taxes payable	11	15
Deferred income taxes	1,344	389
Total Current Liabilities	3,866	3,199

Long-Term Liabilities:
Uncertain tax position liability	208	211
Derivative liability	696	30
Total Liabilities	4,770	3,440

Minority interests	143	64

Stockholders’ Equity	13,803	6,406
Total Liabilities and Stockholders’ Equity	$18,716	$9,910

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Financial Highlights Statements of Operations Data:
(Dollars in Thousands, Except per Share Data)
	Three months ended June 30,		Six months ended June 30,
	2007	2008	2007	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Product revenue	$ 2,275	$ 1,720	$ 3,976	$ 3,700
Funded research and development revenue	353	309	968	482
Total revenue	2,628	2,029	4,944	4,182
Operating costs and expenses:
Cost of product revenue	816	826	1,554	1,666

Research and product development expenses:
Funded research and product development	504	634	728	990
Unfunded research and product development	2,368	2,137	5,766	4,154
Total research and product development expenses	2,872	2,771	6,494	5,144
Selling, general and administrative expenses	2,440	2,053	4,896	4,671
Operating loss	(3,500)	(3,621)	(8,000)	(7,299)
Gain on derivatives	757	333	1,726	666
Gain on sale of securities available for sale, net	-	682	-	682
Other (expense) income, net	91	(3)	232	39
Loss before income taxes and minority interests	(2,652)	(2,609)	(6,042)	(5,912)
Income tax (expense) benefit	(16)	(754)	(27)	(762)
Minority interests in losses of consolidated subsidiary	181	85	426	209
Net loss	$(2,487)	$(3,278)	$(5,643)	$(6,465)
Loss per share (Basic and Diluted):
Loss per share	$(0.52)	$(0.69)	$(1.19)	$(1.35)

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Financial Highlights Statements of Cash Flows Data:

(Dollars in Thousands)
	Six Months Ended
	June 30, 2007	June 30, 2008
	(Unaudited)	(Unaudited)
Net cash used by operating activities	$ (7,735)	$ (6,543)

Purchases of property, plant and equipment	(240)	(185)
Net cash (used) provided by investing activities	(240)	1,264

Net cash provided (used) by financing activities	15	(1)

Decrease in cash and cash equivalents	(7,960)	(5,280)
Cash and cash equivalents – beginning of period	14,545	7,650
Cash and cash equivalents – end of period	6,585	2,370

	As of
Other Information:	December 31, 2007	June 30, 2008
Plug Power shares held	1,137,166	705,657

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